Registration No. 333-264388

Filed Pursuant to Rule 433

Cross-Asset Solutions BMO Capital Markets

NEW ISSUE:

Bank of Montreal's Buffer Enhanced Return Notes Linked to a Reference Asset

SEC File No. 333-264388 | October 5, 2023

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)
Issue:	CLN-17
CUSIP:	06375MEH4

REFERENCE ASSET

The first nearby West Texas Intermediate (WTI) light sweet crude oil futures contract as traded on the New York Mercantile Exchange ("NYMEX") (Bloomberg symbol "CL1 <Cmdty>") or on any day that falls on or after the last trading day of such contract (all pursuant to the rules of the NYMEX), the second nearby West Texas Intermediate (WTI) light sweet crude oil futures contract as traded on the NYMEX (Bloomberg symbol "CL2 <Cmdty>").

DATES

Offering Period Closes:	October 26, 2023 (at 2 pm NY Time.)
Pricing Date:	On or about October 26, 2023
Settlement Date:	On or about October 31, 2023
Valuation Date:	On or about November 05, 2024
Maturity Date:	On or about November 08, 2024
Term:	Approximately 1 Year

TERMS

Upside Leverage Factor:	200.00%
Maximum Return:	28.00%
Maximum Redemption Amount	$1,280.00
Initial Level:	The closing level of the Reference Asset on the Pricing Date.
Buffer Level:	80% of the Initial Level
Buffer Percentage:	20.00% Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Reference Asset does not decrease by more than 20.00% over the term of the notes. If the Final Level of the Reference Asset is less than its Buffer Level, you will receive less than the principal amount of your notes at maturity and you could lose up to 80.00% of the principal amount of your notes.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Closing Level:	The closing level of the Reference Asset on any trading day, including the Pricing Date and the Valuation Date, shall be the official settlement price per barrel, stated in U.S. dollars, of the first nearby futures contract for Light Sweet Crude Oil (WTI) as traded on the NYMEX (Bloomberg Ticker: CL1 <Comdty>) on such day as determined by the calculation agent unless such day falls on or after the last trading day during which trading may take place for the first nearby WTI crude oil futures contract, as determined by the calculation agent, in which case the closing level of the Reference Asset will be the official settlement price per barrel, stated in U.S. dollars, of the second nearby futures contract for Light Sweet Crude Oil (WTI) as traded on the NYMEX (Bloomberg Ticker: CL2 <Comdty>) on such day as determined by the calculation agent.
Payment at Maturity:	If the Final Level of the Reference Asset is greater than its Initial Level and the Percentage Change of the Reference Asset multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount. If the Final Level of the Reference Asset is greater than or equal to its Initial Level and the Percentage Change of the Reference Asset multiplied by the Upside Leverage Factor is less than the Maximum Return, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal: $1,000 + [$1,000 x (Percentage Change of the Reference Asset x Upside Leverage Factor)] If the Final Level of the Reference Asset is less than its Initial Level, but is not less than its Buffer Level, then investors will, for each $1,000 in principal amount of the notes, receive the principal amount of $1,000 and no additional return. If the Final Level of the Reference Asset is less than its Buffer Level, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal: $1,000 + [$1,000 x (Percentage Change of the Reference Asset + Buffer Percentage)] **In this case, investors will lose 1% of their principal for each 1% that the Final Level of the Reference Asset declines from its Initial Level in excess of 20.00%. You may lose up to 80.00% of the principal amount of your notes.**
Percentage Change:	The Percentage Change of the Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential for leveraged participation in any upside performance of the Reference Asset, while offering limited downside protection against a slight to moderate decline in the Reference Asset over the term of the notes. As such, the notes may be suitable for investors with a bullish view of the Reference Asset over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

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This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the pricing supplement dated October 5, 2023, the Product Supplement dated October 5, 2023, the Prospectus Supplement dated May 26, 2022, and to the Prospectus dated May 26, 2022.

2 Principal at Risk: Investors in these notes could lose a substantial portion of their investment at maturity if there has been a decline in the market value of the Reference Asset and the Final Level of the Reference Asset is less than its Buffer Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Secondary Market: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Selected Risk Considerations: The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to 80% of the principal amount of your notes. If the Final Level of the Reference Asset is less than its Buffer Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Reference Asset is less than its Initial Level in excess of the Buffer Percentage. • Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the levels of the Reference Asset. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • Owning the notes is not the same as owning the relevant WTI crude oil futures contract or a security directly linked to the relevant WTI crude oil futures contracts. • You will have no right to receive any futures contracts or commodities at maturity. • No delivery of WTI crude oil futures contracts. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity. • The notes will not be regulated by the Commodity Futures Trading Commission. • Prices of futures contracts are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the relevant WTI crude oil futures contracts. • Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. • The prices of energy commodities are volatile and are affected by numerous factors, certain of which are specific to the energy sector. • The notes do not offer direct exposure to commodity spot prices. • Differences between futures prices and the spot price of WTI crude oil may decrease the amount payable at maturity. • Your notes will not benefit from a positive roll yield. • Legal and regulatory changes could adversely affect the return on and value of the notes.

Cross-Asset Solutions BMO Capital Markets

Hypothetical Calculations for the Payment at Maturity:

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes

The following table illustrates the hypothetical payments on a note at maturity. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of $100.00, a hypothetical Buffer Level of $80.00 (80.00% of the hypothetical initial level), the Maximum Return of 28.00%, a hypothetical Upside Leverage Factor of 200.00%, the Maximum Redemption Amount of $1,280.00, a range of hypothetical Final Levels and the effect on the payment at maturity.

The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that you will receive at maturity will depend upon the Final Level of the Reference Asset. You may lose a significant portion of the principal amount at maturity.

These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes.

Hypothetical Final Level	Hypothetical Final Level Expressed as a Percentage of the Initial Level	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	200.00%	$1,280.00	28.00%
$180.00	180.00%	$1,280.00	28.00%
$160.00	160.00%	$1,280.00	28.00%
$140.00	140.00%	$1,280.00	28.00%
$120.00	120.00%	$1,280.00	28.00%
$114.00	114.00%	$1,280.00	28.00%
$110.00	110.00%	$1,200.00	20.00%
$105.00	105.00%	$1,100.00	10.00%
$100.00	100.00%	$1,000.00	0.00%
$90.00	90.00%	$1,000.00	0.00%
$80.00	80.00%	$1,000.00	0.00%
$79.99	79.99%	$999.90	-0.01%
$40.00	40.00%	$600.00	-40.00%
$20.00	20.00%	$400.00	-60.00%
$0.00	0.00%	$200.00	-80.00%

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Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated October 5, 2023 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Infor mat ion about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated October 5, 2023: https://www.sec.gov/Archives/edgar/data/927971/000121465923013160/z103233fwp.htm • Product Supplement dated October 5, 2023: https://www.sec.gov/Archives/edgar/data/927971/000121465923013158/e103230424b2.htm • Prospectus Supplement dated May 26, 2022 and Prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 4